February 13, 2023

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc.
Withdrawal Request
Registration Statement on Form 10-12G
File No. 000-32863

Dear Claudia Rios,

On December 16, 2022, EESTech, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission, a Registration Statement on Form 10-12G (File No. 000-32863) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). On January 17, 2023, the Company filed Amendment No. 1 to such registration statement (as amended, the “Registration Statement”).

The Company hereby requests withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company intends to file a replacement Registration Statement on Form 10-12G tomorrow, February 14, 2023, or as soon as practicable thereafter.

Sincerely,

/s/ Murray Bailey
Murray Bailey
Chief Executive Officer and President

cc: Rimon, P.C.